Exhibit 99.1
LINKTONE ANNOUNCES RESULTS OF ANNUAL MEETING OF SHAREHOLDERS
SHANGHAI — September 20, 2011 — Linktone Ltd. (NASDAQ: LTON), a provider of media and entertainment content and services in key strategic markets in Asia, today announced the results of its Annual General Meeting of Shareholders (the “Annual Meeting”) held September 15, 2011 in Beijing, China.
At the Annual Meeting, stockholders re-elected Mr. Billy Hsieh to serve as a Class I director until the Company’s 2014 Annual Meeting, or until his successor is elected and duly qualified. Additionally, Linktone shareholders ratified the appointment of Ernst & Young LLP, Singapore, as the Company’s independent registered public accountants for the fiscal year ending December 31, 2011.
Additional information related to Linktone’s corporate governance is available on the Company’s website at www.linktone.com/en/ir.html, or in its filings with the U.S. Securities and Exchange Commission at www.sec.gov.
ABOUT LINKTONE LTD.
Linktone Ltd. is a provider of rich and engaging services and content to a wide range of traditional and new media consumers and enterprises in Mainland China, Indonesia, Malaysia, Hong Kong and Singapore. Linktone focuses on media, entertainment, communication and edutainment products, which are promoted through the company’s strong nationwide distribution networks, integrated service platforms and multiple marketing sales channels, as well as through the networks of leading mobile operators in Mainland China and Indonesia.
Investor Relations
The Piacente Group, Inc.
Lee Roth or Wendy Sun
linktone@thepiacentegroup.com
Tel: 212-481-2050